United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Salesforce, Inc.

Name of persons relying on exemption: Inspire Investing, LLC

Address of persons relying on exemption: 3597 E Monarch Sky Ln, Suite 330, Meridian, ID 83646

As over 100 investors and financial professionals, serving thousands of clients and managing/ advising on over $250 billion in assets, we, the Undersigned, urge shareholders to vote YES on Proposal Item No. 8 - Stockholder Proposal Requesting a Report on Viewpoint Restriction Risks sponsored by the National Center for Public Policy Research.

Free speech and religious liberty are fundamental freedoms that form the basis of any healthy and functioning society. These freedoms are enshrined in the U.S. Constitution as well as in the UN Declaration of Human Rights.1 Digital Service Providers (DSP), such as technology and communications companies, play a critical role in the exercise of these freedoms because they have become the de facto platforms through which ideas are exchanged and free speech is expressed. However, according to the 2023 edition of the Viewpoint Diversity Business Index, 74% of the largest DSPs, including Salesforce, Inc., have policies that permit them to deny or restrict service based on vague and subjective terms like “misinformation,” “hate speech,” “intolerance,” or “reputational risk.”2 These policies encourage DSPs to punish certain political and religious viewpoints. And it exposes them to reputational risk from both sides of the political aisle, as some DSPs are now admitting. They also open DSPs up to political backlash and legal pitfalls.

Unfortunately, there have been numerous examples recently of organizations or persons being denied access to these platforms. Notable social media examples include Focus on the Family (Twitter account blocked), Heritage Foundation (YouTube content censored), and Professor Robert Gagnon (banned from Facebook). In each of these instances, these companies have leveraged their vague and subjective policies to justify censorship or de-platforming. DSPs that aren’t social media companies have also shown a willingness to politicize their services. For example, Apple has consistently politicized access to its App Store.3 Eventbrite has also canceled a list of events for hosting speakers with mainstream political and religious views.4 5 This activity is an existential threat to free speech and religious liberty.

1 https://www.un.org/en/about-us/universal-declaration-of-human-rights

2 https://www.viewpointdiversityscore.org/business-index

3 https://www.businessinsider.com/apple-takes-down-quran-bible-jehovahs-witenss-apps-in-china-2021-10

4 https://thespacecoastrocket.com/form-banning-books-to-banned-from-booking-eventbrite-bans-moms-for-liberty/

5 https://www.thecollegefix.com/eventbrite-repeatedly-cancels-college-conservatives/

These censorship concerns and related corporate activism also raise serious legal, regulatory, and financial risks to companies. For example, Bowyer Research, on behalf of Alliance Defending Freedom, has explained how de-platforming, or even the appearance of it, has attracted substantial regulatory and political backlash, government oversight, and is legally suspect.6 Companies like Meta and Eventbrite are even openly admitting in their annual reports that these policies are significant reputational risks. In a recent white paper entitled Corporate Political Activism and Shareholder Value, Bowyer Research also analyzed corporate performance data from a number of different angles (including brand erosion and stock performance, risk, and risk/adjusted return) and reached the conclusion that corporate politicking on divisive social issues “at the very least raises legitimate financial concerns” for investors. 7 The Proposal would assist both the company and shareholders by identifying these sources of risks—risks that have already materialized to the substantial detriment of other companies in recent years.

In light of these growing concerns, we are calling on DSPs, including Salesforce, Inc., to provide greater transparency and disclosure to shareholders.  That is why we are urging shareholders to vote YES on Proposal Item No. 8 that asks the company to issue a report on how it oversees risks related to discrimination against users or customers based on their race, color, religion (including religious views), sex, national origin, or political views, and how such discrimination impacts users, customers, and other individuals' exercise of their constitutionally protected civil rights.

Sincerely,

The Undersigned

Robert Netzly CEO Inspire Investing	Michael Skillman CEO Faith Investor Services	Matt Monson Partner Sovereign’s Capital
William Flaig CEO and Founder American Conservative Values ETF	Sarah Newman Vice President Innovest Portfolio Solutions, LLC	Kevin Freeman CEO and Founder Freeman Global
Justin Bennett Associate First Trust Advisors	Dan Wallick Managing Partner & CIO Wallick Investments, LLC	Chris Murray President Murray Financial Group
Art Ally President Timothy Plan	Matt Cunningham Investment Advisor Inspire Advisors	Ronald Thompson Financial Advisor LPL Financial
Matthew Daugavietas Wealth Advisor Inspire Advisors	David Eck Wealth Advisor Oakstreet Financial	Borja Barragan CEO Altum Faithful Investing

6 https://www.sec.gov/Archives/edgar/data/1108524/000109690624000640/bowy_px14a6g.htm

7 https://bowyerresearch.com/docs/Corporate%20Political%20Activism%20and%20Shareholder%20Value.pdf

Michael Graef Financial Planner Christian Wealth Management	Paul McWilliams Founding Advisor Inspire Advisors	Matthew Bonito Financial Advisor Upward Management Group
Luke Andrews Financial Advisor Inspire Advisors	Darrell Lyons CEO Pax Financial Group, LLC	John Wildern CEO LIFE Advisor Group
Eric Boyum Financial Advisor Inspire Advisors	Derek Mauldin Financial Advisor/RIA Kingdom Focused Financial	Derek Hastings CFP Inspire Advisors
Johnathan Cunningham Financial Advisor Inspire Advisors	David Zumbusch Owner & CFP Inspire Advisors MN	Terrence Rocks Founder/Advisor Teleios Financial Partners
Matthew Baldini Wealth Advisor Inspire Advisors	Paul Bryer Financial Advisor Inspire Advisors	Aaron Hoffman Financial Advisor Inspire Advisors
Scott Harlan Financial Planner/Practice Owner Inspire Advisors HH	Jaime Pagotto Compliance Specialist Kingdom Focused Financial	Jay Richardson Investment Advisor Kingdom Wealth Stewards
Rick Figueroa CEO Patron Partners Wealth Advisors	Jon Nettles CEO Revo Financial	Daniel Catone CEO Arimathea
William Poland Financial Advisor Carolina Financial Advisors	Matthew Mohlman President Monument Ventures	Kurt Spackman President/CEO Capital Resource Mgmt, Inc.
Bruce Parmenter Financial Advisor Ameriprise Financial	Carole Murray Treasurer Murray Financial Group, Inc.	Benjamin Wilhelm CEO Lone Oak Financial
Rachel McDonough Financial Advisor Wealth Squared	Evan Frazier Founder & CEO Tekwise Financial Planners	Jon Halverson Partner Talanton LLC
William Feus CEO Gray Rock Financial Planning	Steve French Founding Advisor Harvest Money | IYF	Randy Umbaugh Financial Advisor Diligent Wealth Mgmt.
Ronald Harczak Financial Advisor Steward Guide Wealth Partners	Daniel Bailey Financial Advisor Ambassador Advisors	Gerry Frigon CIO Taylor Frigon Capital

Craig Mardi Financial Advisor Cetera Advisor Networks	Dennis Williams Financial Advisor WSI Financial Partners, LLC	Thomas Payne Founder Prosperitas Wealth Management
Ron Zunker Financial Advisor PAX Financial Group	Nolan Dill Financial Advisor CFD Investments	Steve Ellis Financial Advisor Sage Oak Financial
Daryl Schafer Financial Advisor Culbertson Financial Services	William Holt Financial Advisor UBS	Eric Dorman Financial Advisor Affiliated Financial Planners
Mark Trice Financial Advisor ClearVista Financial	Michael Smith Founder/CEO Kingdom Focused Financial	Joseph James Vice President Greater Texas Financial Solutions
William Woodyard Vice President LifeSmart Financial	Brock Baker Financial Advisor Inspire Advisors	Doug Gathright Financial Advisor LifeSmart Financial
George Williams Financial Advisor WSI Financial Partners LLC	Jacob Chandler Owner/Financial Advisor Chandler Wealth Mgmt, Inc.	Jevon Webster CFP Inspire Advisors
Douglas Hanson Financial Advisor Christian Wealth Management	Ryan DeAmicis Wealth Advisor Christian Wealth Management	Jesse Hamilton Financial Advisor ClearVista Financial
Erik Bloomfeldt Investment Advisor Insight Financial	Heidi Foster Vice President American Wealth Management	Dr. Erik Davidson Asst. Clinical Professor of Finance Baylor University
John Moore Founder John Moore Associates	Ron Bergenske Financial Advisor LPL Financial	Kenneth Wince Financial Advisor LPL Financial
Micky Reeves Senior Wealth Advisor EverSource Wealth Advisors	Jerrold Ganz Financial Advisor Jerry Ganz Financial Planning	Charles Immekus Financial Advisor Dedicated Financial Services
Jeff Hybiak CIO SEM Wealth Management	Beau Zumbusch CEO Inspire Advisors Minnesota	Ed Lytle Financial Advisor ERL Financial Services, LLC
Shane Enete Associate Professor of Finance Biola University	Laura Simpson Financial Advisor PAX Financial Group	Daniel Hardt Managing Partner Dan Hardt Financial Services

Jonathan Hunt Financial Advisor Intentional Wealth	Matt Carr Owner/Financial Advisor TruPurpose Advisors	Salvador Rodriguez Financial Advisor Cetera Financial Specialists
John Ruzza CFP Cambridge	Mark Nicholas Founder/Financial Adviser Transform Retirement	Tony Adkison Financial Advisor Stewardship Advisory Group
Henry Groves Financial Advisor Stephens, Inc.	Paul Carlson Owner/Wealth Manager 4:8 Financial	Matthew Holt Financial Advisor CWM
James Jon Benet Financial Advisor Triumphant Portfolio Mgmt, LLC	Larry Moss Certified Financial Planner Northwest Investments	J. Michael Salley President/CEO Salley Wealth Advisors Group
Brent Jackson President Harvest Financial	Jerry Bowyer President Bowyer Research	Mike Ching Founder/President Nardene Wealth Management
Andrew Lehman Financial Advisor Inspire Advisors	Joseph Verissimo Owner/Financial Advisor Christian Wealth Management	Andrew Hreha Institutional Fixed Income Stephens, Inc.
Joseph Allen Financial Advisor/RIA Inspire Advisors	Gerard Farkas Owner Gerard Farkas & Associates	Ryan Munoz Wealth Advisor Inspire Advisors
Luke Zumbusch Financial Planner Inspire Advisors MN	Thomas Strobhar President Strobhar Financial	Stephen Werner Financial Advisor/RIA Covenant Financial Group
Robert Franer III Owner/Wealth Advisor Castellum Financial Advice	James Kreid President Rock Solid Retirement Strategies	Mark Reynolds Wealth Advisor Terrier Financial Group
Scott Shepard Director, Free Enterprise Project National Center for Public Policy Research